EXHIBIT 99.1
Report for the quarter ended December 31, 2006

Report for the quarter and nine months ended December 31, 2006

INFOSYS TECHNOLOGIES LIMITED
Regd. Office: Electronics City
Hosur Road, Bangalore 560 100, India
Tel : 91 80 2852 0261
Fax : 91 80 2852 0362

Letter to the shareholder

Dear Shareholder,

We are pleased to report a third consecutive quarter of sequential double digit revenue growth rate in dollar terms. Consolidated revenues under Indian GAAP increased by 44.4% over the corresponding quarter last fiscal, while consolidated net profits before minority interest grew by 50.0%. Revenues for the nine month period crossed the Rs 10,000 crore mark. In US GAAP terms, revenues are up by 46.9% over the corresponding quarter last fiscal. Consequently, we revised our revenue guidance under US GAAP for the year to 43.6% from 40.6% - 41.1% provided in October 2006 and 28.0% - 30.0% provided in April 2006.

Even as the rupee appreciated against all major currencies during the quarter, we were able to maintain our margins. The pricing environment remains stable with an upward bias.

We added 6,062 employees (net 3,282) during the quarter. As of December 31, 2006, our total strength, including subsidiaries, stands at 69,432.

Our investments in enriching and synergizing our portfolio of services have created compelling value propositions for our clients, who are leveraging our capability to drive their transformation programs. At the end of the quarter, we had 108 clients contributing over $5 million, 11 clients over $50 million, and 2 clients over $100 million.

We added 43 clients during the quarter and saw accelerated growth in Europe, which continues to be a key focus area for us. In the US, a leading US grocery chain chose Infosys to enhance its IT systems to support warehouse operations and improve business-IT alignment. A global leader in networking has selected Infosys as its preferred partner for its business-critical Customer Ordering Experience (COE) program. In the UK, Infosys is transforming the customer service processes of a major energy and utilities company and providing maintenance support to two business-critical applications of a leading insurance provider.

Package Implementation, Business Process Management and Testing services and product revenues grew faster during the quarter. A large European certification company went live on a customer relationship management (CRM) system implemented by Infosys. We are establishing Testing Centers of Excellence (CoE) for a leading manufacturer and marketer of skincare, fragrance and hair-care products, as well as a leading North American bank.

Finacle®, the universal banking solution from Infosys, was named a leader in a study of retail banking platforms released by a leading analyst. Finacle® registered a key win this quarter - a large nationalized bank in India with about 1,200 branches. Two other banks, one each in Africa and India, went live with Finacle® core banking. New versions were rolled out at ICICI Bank - UK operations, Bank of Rajasthan and ANZ Bank.

Infosys BPO continued its growth momentum. In a first-of-its-kind contract win in the Indian BPO industry, the subsidiary has been engaged by one of the largest integrated oil companies in the world to deliver a wide range of indirect procurement services including third-party hiring, commodity sourcing, indirect services sourcing, and supplier performance management. Infosys BPO inaugurated a 900-seat center in Jaipur and announced plans to increase its capacity over the next 3-5 years. Further, the company was ranked among the top 100 companies in the Deloitte Fast 500 Asia Pacific program.

Infosys Consulting Inc. worked with clients as a trusted partner to support their IT strategy for transformation. A large pharmaceutical company is partnering with our subsidiary to develop a master strategy for data management. A top North American food retailer has sought its expertise to devise an e-commerce strategy for providing a comprehensive customer experience.

During the quarter, Infosys completed a sponsored secondary offering of 3,00,00,000 American Depositary Shares (ADS), representing 3,00,00,000 equity shares (one equity share represents one ADS) at a price of US$ 53.50 per ADS excluding underwriting discounts and commissions. The aggregate size of the offering exceeded US$ 1.6 billion, making it the largest international equity offering from India.

On December 18, 2006 Infosys was added to the NASDAQ-100 Index, which comprises the 100 largest non-financial stocks on the NASDAQ Stock Market in terms of market capitalization. Infosys is the first Indian company to be added to the NASDAQ-100 Index and is the only Indian company to be part of any of the major global indices.

We enter the final quarter of this fiscal with renewed commitment to making Infosys a $3 billion company. We thank all Infoscions on your behalf.

	Nandan M. Nilekani	S. Gopalakrishnan
Bangalore January 11, 2007	Chief Executive Officer, and Managing Director	President, Chief Operating Officer and Joint Managing Director

Select Financial Data (Consolidated) - as per Indian GAAP

Profit and loss account data for the quarter ended
in Rs. crore, except per share data
	December 31,		Year-on-year	September 30,	Sequential
	2006	2005	Growth (%)	2006	Growth (%)
Income from software services, products and business process management	3,655	2,532	44.4	3,451	5.9
Software development and business process management expenses	1,938	1,327	46.0	1,833	5.7
GROSS PROFIT	1,717	1,205	42.5	1,618	6.1
Selling and marketing expenses	236	158	49.4	221	6.8
General and administration expenses	285	186	53.2	288	(1.0)
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST	1,196	861	38.9	1,109	7.8
Interest	-	-	-	-	-
Depreciation	141	117	20.5	122	15.6
OPERATING PROFIT BEFORE TAX AND MINORITY INTEREST	1,055	744	41.8	987	6.9
Other income, net	59	(5)	-	66	(10.6)
Provision for investments	-	-	-	-	-
NET PROFIT BEFORE TAX AND MINORITY INTEREST	1,114	739	50.7	1,053	5.8
Provision for taxation	130	83	56.6	123	5.7
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST	984	656	50.0	930	5.8
Minority interest	1	7	(85.7)	1	-
NET PROFIT AFTER TAX AND MINORITY INTEREST	983	649	51.5	929	5.8
EARNINGS PER SHARE (EQUITY SHARES, PAR VALUE RS. 5/- EACH)*
Basic	17.64	11.85	48.9	16.75	5.3
Diluted	17.24	11.52	49.7	16.37	5.3
* Adjusted for issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006.

Balance sheet data as of
in Rs. crore
	December 31, 2006	March 31, 2006
Sources of funds
Shareholders' funds	9,715	6,966
Minority interest	-	68
	9,715	7,034
Application of funds
Fixed assets	3,191	2,226
Investments	2,192	755
Sundry debtors	2,216	1,608
Cash and bank balances	1,848	3,429
Deferred tax assets	83	65
Other net current assets	185	(1,049)
	9,715	7,034

Select Financial Data (Consolidated) - as per US GAAP

Income Statement for three months ended
in United States Dollar millions, except per share data
	December 31,		Year-on-year	September 30,	Sequential
	2006	2005	Growth (%)	2006	Growth (%)
Revenues	821	559	46.9	746	10.1
Cost of revenues	468	319	46.7	423	10.6
Gross profit	353	240	47.1	323	9.3
Operating expenses
Selling and marketing expenses	54	35	54.3	48	12.5
General and administrative expenses	64	41	56.1	63	1.6
Amortization of intangible assets	1	-	-	1	-
Total operating expenses	119	76	56.6	112	6.3
Operating income	234	164	42.7	211	10.9
Other income, net	13	(1)	-	14	(7.1)
Income before income taxes and minority interest	247	163	51.5	225	9.8
Provision for income taxes	29	18	61.1	26	11.5
Income before minority interest	218	145	50.3	199	9.5
Minority interest	-	2	-	-	-
Net income	218	143	52.4	199	9.5
Earnings per equity share*
Basic	0.39	0.26	50.0	0.36	8.3
Diluted	0.38	0.26	46.2	0.35	8.6
*Adjusted for stock split

Balance sheet data as at
in United States Dollar millions
	December 31, 2006	March 31, 2006
Cash and cash equivalents	589	889
Investments in liquid mutual fund units	498	170
Trade accounts receivable, net of allowances	502	361
Property plant and equipment	609	491
Other assets	319	155
Total assets	2,517	2,066
Other liabilities	296	214
Minority interests	-	15
Total stockholders' equity	2,221	1,837
Total liabilities and stockholders' equity	2,517	2,066

Additional Information

Ratio Analysis - Indian GAAP Consolidated
	Quarter ended
	Dec 31, 2006	Dec 31, 2005	Sep 30, 2006
Software development expenses / total revenue (%)	53.02	52.41	53.12
Gross profit / total revenue (%)	46.98	47.59	46.88
SG&A expenses / total revenue (%)	14.25	13.59	14.75
Operating profit / total revenue (%)	32.72	34.00	32.14
Tax / PBT (%)	11.67	11.23	11.68
Days Sales Outstanding (DSO) (LTM)	63	57	65
Cash and cash equivalents / total assets (%) **	49.32	52.86	50.26
ROCE (PBIT / average capital employed) (%) (LTM)	45.06	43.16	45.50
Return on average invested capital (%) ** (LTM)	83.47	87.43	82.45
** Investments in liquid mutual fund units have been considered as cash and cash equivalents for the above ratio analysis
LTM - Last Twelve Months

The following information for the quarter and nine months ended December 31, 2006 is available in the Investors' section of our website (www.infosys.com)

  Indian GAAP - Standalone :
    Audited Balance Sheet, Profit & Loss Account, Cash Flow Statement, Schedules and Notes on Accounts for the quarter and nine months ended December 31, 2006, and the related Auditors' Report
    At a glance and
    Ratio Analysis
  Indian GAAP - Consolidated :
    Audited Balance Sheet, Profit & Loss Account, Cash Flow Statement, Schedules and Notes on Accounts for the quarter and nine months ended December 31, 2006 and the related Auditors' Report
  US GAAP :
    Quarterly Report on Form 6-K for the quarter ended December 31, 2006 filed with the United States Securities and Exchange Commission, including the US GAAP Financial Statements, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Risk Factors and
    At a glance
  Shareholder Information
  Addresses of offices and subsidiaries
This Report is furnished to investors for informational purposes only. Investors should continue to rely on the official filed versions of financial statements and related information and not rely on this Report while making investment decisions. Investors in our securities registered and traded in the United States of America should rely on official filings with the United States Securities and Exchange Commission.

Safe Harbor
Certain statements in this Report are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements related to our expectations regarding revenues for fiscal 2007 and our expectations regarding consolidated earnings per American Depositary Share. Such statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.

Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2006, our Quarterly Reports on Form 6-K for the quarters ended June 30, 2006, September 30, 2006 and December 31, 2006 and our other recent filings. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.